UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Green Plains Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

Michelle S. Mapes

Green Plains Inc.

1811 Aksarben Drive

Omaha, NE 68106

(402) 884-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note

CUSIP No. 393221106	13D	Page 1 of 6 pages

1	Names of Reporting Persons Green Plains Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,586,548
	8	Shared Voting Power 11,678,285
	9	Sole Dispositive Power 11,586,548
	10	Shared Dispositive Power 11,678,285

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,264,833
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 393221106	13D	Page 2 of 6 pages

1	Names of Reporting Persons GPLP Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,678,285
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,678,285

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,678,285
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person CO

CUSIP No. 393221106	13D	Page 3 of 6 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 9, 2015 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Green Plains Inc., an Iowa corporation (“Green Plains”); and

GPLP Holdings Inc., a Delaware corporation (“Holdings”).

The principal business of the Reporting Persons is the production, marketing and distribution of ethanol, distillers grains and corn oil with its business operations and the investment in interests in the Partnership. The principal business address of each the Reporting Persons and Covered Individuals (as defined below) is 1811 Aksarben Drive, Omaha, Nebraska 68106.

The name, present principal occupation and citizenship of each director and executive officer of Green Plains and Holdings (the “Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Green Plains.

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Covered Individual (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 393221106	13D	Page 4 of 6 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Scheduled 13D is hereby amended and supplemented as follows:

In connection with the closing of the Merger (as defined below), on January 9, 2024, Holdings acquired 11,678,285 Common Units in exchange for approximately 4.7 million shares of common stock, par value $0.001 per share, of Green Plains (the “Green Plains Common Stock”) and aggregate cash consideration of approximately $29.2 million. Green Plains used cash on hand to fund the cash consideration payable by Holdings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on September 16, 2023, the Reporting Persons, GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), the Issuer, and Green Plains Holdings LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

On January 9, 2024, Merger Sub merged with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of Green Plains (the “Merger”), and each outstanding Common Unit other than Common Units owned by the Reporting Persons, the General Partner and their respective affiliates (each, a “Public Common Unit”) was converted into the right to receive, subject to adjustment as described in the Merger Agreement, (i) 0.405 shares of Green Plains Common Stock (the “Stock Consideration”) and (ii) $2.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The Common Units owned by Green Plains, the General Partner and their respective affiliates prior to the effective time of the Merger (the “Effective Time”) will remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in the Issuer will remain outstanding as a general partner interest in the surviving entity immediately following the Effective Time, and the General Partner will continue as the sole general partner of the surviving entity.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Common Units as of the date hereof.

CUSIP No. 393221106	13D	Page 5 of 6 pages

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Green Plains Inc.	23,264,833	100%	11,586,548	11,678,285	11,586,548	11,678,285
GPLP Holdings Inc.	11,678,285	50.2%	0	11,678,285	0	11,678,285

Holdings is the record holder of 11,678,285 Common Units. Green Plains, a publicly traded corporation, is the sole shareholder of Holdings and may be deemed to beneficially own the Common Units held by Holdings.

In addition, Green Plains is the record holder of 11,586,548 Common Units.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

EXHIBIT A Directors, Managers and Executive Officers of Green Plains and Holdings.

CUSIP No. 393221106	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2024

Green Plains Inc.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer and Corporate Secretary

GPLP Holdings Inc.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Secretary